UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Argyle Security, Inc.
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
040311102
(CUSIP Number)
Mezzanine Management Limited
Century House
16 Par la Ville Road
Hamilton, Bermuda
Attention: Arthur Morris
(441) 296-8099
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 14, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	040311102

1	NAMES OF REPORTING PERSONS Mezzanine Management Fund IV A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,300,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,300,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,300,100 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	48.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 2 of 7 Pages

CUSIP No.	040311102

1	NAMES OF REPORTING PERSONS Mezzanine Management Fund IV Coinvest A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		69,700

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		69,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	69,700 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 3 of 7 Pages

CUSIP No.	040311102

1	NAMES OF REPORTING PERSONS Mezzanine Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,369,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,369,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,369,800 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	49.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 4 of 7 Pages

CUSIP No.	040311102
Amendment No. 9 to Schedule 13D
This Amendment No. 9 to Schedule 13D (this “Ninth Amendment”) amends and supplements the Schedule 13D originally filed on May 5, 2008, as amended by Amendment No. 1 filed on January 15, 2009, Amendment No. 2 filed on May 20, 2009, Amendment No. 3 filed on June 2, 2009, Amendment No. 4 filed on June 5, 2009, Amendment No. 5 filed on June 11, 2009, Amendment No. 6 filed on June 16, 2009, Amendment No. 7 filed on August 5, 2009 and Amendment No. 8 filed on October 1, 2009 (together, the “Schedule 13D”), and relates to the common stock, par value $0.0001 (the “Common Stock”), of Argyle Security, Inc., a Delaware corporation (the “Issuer”). This Ninth Amendment is being filed by and on behalf of Mezzanine Management Fund IV A, L.P., a limited partnership organized under the laws of the United Kingdom (“Fund IV”), Mezzanine Management Fund IV Coinvest A, L.P., a limited partnership organized under the laws of the United Kingdom (“Fund IV Coinvest”), and Mezzanine Management Limited, a limited partnership organized under the laws of Bermuda (“Mezzanine”). Fund IV, Fund IV Coinvest, and Mezzanine are collectively referred to herein as the “Reporting Persons.”

Item 4.	Purpose of the Transaction.
Paragraphs (a), (d) and (j) of Item 4 of the Schedule 13D are hereby amended and supplemented, with effect from the date of this Ninth Amendment, as follows:
On December 14, 2009, the Issuer, in exchange for cash, issued to each of Fund IV and Fund IV Coinvest convertible bridge notes (the “MML Bridge Notes”) in an aggregate principal amount of $8.0 million and convertible subordinated promissory notes in the aggregate principal amount of $2.45 million (the “MML Convertible Notes”), with each of these notes bearing interest at 10% per annum. On each interest payment date, accrued but unpaid interest on the MML Bridge Notes is capitalized and added to the principal balance thereof.
Under the MML Bridge Notes, the Issuer has agreed to use its commercially reasonable efforts to complete a rights offering of Common Stock to its existing common stockholders as promptly as reasonably practicable. The proceeds from such rights offering received from stockholders, other than Fund IV and Fund IV Coinvest, will be used to repay the MML Bridge Notes. Any portion of the MML Bridge Notes not repaid or otherwise used by Fund IV or Fund IV Coinvest to subscribe for shares of Common Stock in such rights offering (or other Issuer equity offering for cash) will automatically be converted into such Common Stock as of the earlier of (1) the closing of the rights offering (or such other Issuer equity offering) or (2) June 30, 2010, at a price per share equal to (A) the price per share offered in the rights offering (or such other Issuer equity offering) or (B) if no rights offering (or other Issuer equity offering) is consummated by June 30, 2010, $0.4302, which reflects the volume weighted average sale price for the Common Stock from trades quoted on the OTC Bulletin Board for the ten days ending on the day prior to the issuance of the MML Bridge Notes (the “VWAP Price”).
The MML Convertible Notes are convertible into shares of Common Stock, at the option of Fund IV and Fund IV Coinvest, at a price equal to (1) the price per share offered in the rights offering (or such other Issuer equity offering) if consummated on or prior to June 30, 2010, or (2) the VWAP Price if no such rights offering (or such other Issuer equity offering) is consummated by June 30, 2010.

Page 5 of 7 Pages

CUSIP No.	040311102
The provisions of the Issuer’s outstanding preferred stock currently provide for customary weighted average anti-dilution protections based on the issuance of new securities at a price per share lower than (i) in the case of the Issuer’s outstanding Series A Convertible Preferred Stock (the “Series A Stock”), the then fair market value of the Common Stock and (ii) in the case of the Issuer’s outstanding Series B Convertible Preferred Stock (the “Series B Stock”), the greater of (A) the conversion price (currently $1.10 per share) or (B) the then fair market value of the Common Stock. The Issuer has obtained from the Reporting Persons, as the holder of all of the Issuer’s outstanding Series A Stock and Series B Stock, a waiver of any anti-dilution protections that may be triggered as a result of the original issuance of the MML Bridge Notes, the MML Convertible Notes and the Subordinated Interest Note (as defined below) (collectively, the “New Securities”) on December 14, 2009. For purposes of this Ninth Amendment, “Subordinated Interest Note” means that certain convertible subordinated promissory note dated December 14, 2009, issued by ISI Security Group, Inc., a subsidiary of the Issuer (“ISI”), in favor of ISI’s primary subordinated lender in the aggregate principal amount of approximately $897,000, which promissory note is convertible into Common Stock in generally the same manner as the MML Bridge Notes. Notwithstanding the foregoing, upon the ability of the holders of the New Securities to convert them into Common Stock, the anti-dilution protection provided to the holders of each of the Series A Stock and the Series B Stock will apply in full force and effect.
In addition, the Reporting Persons, as the holders of all of the Issuer’s outstanding Series A Stock and the Series B Stock, provided a waiver to the Issuer of the change of control liquidation event provided for under the terms of the Series A Stock and the Series B Stock to the extent the Reporting Persons (or their affiliates) may obtain such control as a result of the consummation of an equity offering by the Issuer on or prior to June 29, 2010, issuance or conversion of the New Securities, or the ability of the holders to convert the New Securities into Common Stock.
The foregoing description of the MML Bridge Notes and the MML Convertible Notes are qualified in their entirety by the actual terms of the form of MML Bridge Notes and MML Convertible Notes filed herewith as Exhibits B and C.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Ninth Amendment, as follows:
See the discussion of the MML Bridge Notes and the MML Convertible Notes in Item 4 above.

Item 7.	Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Ninth Amendment, as follows:
Exhibit A — Joint Filing Agreement for the Ninth Amendment.
Exhibit B — Form of 10% Convertible Subordinated Bridge Promissory Note from the Issuer, as debtor.
Exhibit C — Form of 10% Convertible Subordinated Promissory Note from the Issuer, as debtor.

Page 6 of 7 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 16, 2009

MEZZANINE MANAGEMENT FUND IV A, L.P.
By:	/s/ Christopher C. Morris
	Name:	Christopher C. Morris
	Title:	Authorized Signatory

MEZZANINE MANAGEMENT FUND IV COINVEST A, L.P.
By:	/s/ Christopher C. Morris
	Name:	Christopher C. Morris
	Title:	Authorized Signatory

MEZZANINE MANAGEMENT LIMITED
By:	/s/ Christopher C. Morris
	Name:	Christopher C. Morris
	Title:	Authorized Signatory

Page 7 of 7 Pages